082-04979


Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

058-10 DE\GP/JUR


10015676

São Paulo, March 10, 2010.

SUPPL

To
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
U.S.A.

To
The Bank of New York
Depositary Receipts
101 Barclay Street, 22nd floor, 22W
New York, NY 10286
U.S.A.

Re.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sir/Madam,

1. This is to inform that shareholders representing more than ninety percent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** ("Company") attended an Extraordinary General Shareholders' Meeting held on this date, in order to resolve on the (i) rectification and ratification on the provisions taken at the Minutes of the Ordinary General Shareholders' Meeting occurred on April 20, 2009, duly registered with the Board of Trade of the State of São Paulo under No. 157.193/09-3, on session of May 7, 2009 ("Meeting") regarding the annual remuneration of the management of the Company, and (ii) ratification of all other deliberations taken at the Meeting.

dw 5/11



Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

2. After the relevant clarifications were made, the present shareholders unanimously approved the revalidation and ratification of the annual remuneration of the Board of Directors, Executive Committee and Audit Committee of the Company, related to the fiscal year of 2009, at the total global amount of R$ 8.250.000,00 (eight million, two hundred and fifty thousand *Reais*), divided as follows: (a) R$ 1.500.000,00 (one million and five hundred thousand *Reais*) to the Board of Directors,; (b) R$ 6.500.000,00 (six million and five hundred thousand *Reais*) to the Executive Committee; and (c) R$ 250.000,00 (two hundred and fifty thousand *Reais*) to the Audit Committee; and **(ii)** ratification of all other deliberations taken at the Meeting.

We remain at your entire disposal should you need any additional information on the matter.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________
Angela A. Seixas
President of Board of Directors


Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

053-10 DEI GP/JUR

São Paulo, May 4th, 2010.

To
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
U.S.A.

To
The Bank of New York
Depositary Receipts
101 Barclay Street, 22nd floor, 22W
New York, NY 10286
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

1. This is to inform that the shareholders representing more than ninety per cent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** ("Company") attended the Ordinary General Shareholders' Meeting held on April 30, 2010, in order to deliberate about the following agenda: (i) to review, discuss, and approve the Annual Management Report on the Company's business and on the relevant administrative matters, the Balance Sheet and other Financial Statements of the Company, referring to the year ended on December 31, 2009, published on March 23, 2010 at "Valor Econômico" and São Paulo Commercial Official Gazette (*Diário Oficial Empresarial de São Paulo*); (ii) to resolve on the allocation of the net profits and apportionment of dividends, according to the proposal presented by the Company's Board of Directors on March 16, 2010; (iii) to ratify the appointment of Mr. Alcides Casado de Oliveira Junior (sitting member) and Ms. Ana Amélia de Conti Gomes (deputy member) as members of the Board of Directors, both elected in the 76th Board of Directors Meeting, held on February 25, 2010, pursuant to article 16, paragraph 1 of the Bylaws of the Company, as well as to ratify and confirm the current structure of the Board of Directors of the Company;


Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

and (iv) to establish the annual global remuneration of the members of the management of the Company for the financial year of 2010.

2. After the relevant clarifications have been made, shareholders, by majority decision, approved the Company's Balance Sheet and the Financial Statements for the fiscal year ended on December 31, 2009, jointly with the accounting firm report, which were published on February 23, 2010 at "Valor Econômico" and São Paulo Commercial Official Gazette (*Diário Oficial Empresarial de São Paulo*).

3. The shareholders also approved, by majority decision, the management's proposal for declaration of dividends in the total amount of one hundred and one million, eight hundred ninety-five thousand, six hundred eighty-three reais and eighty-two cents (R$ 101,895,683.82), which shall be charged to the Company's net profit account, and apportioned to the preferred shares (R$ 0.877219850 per preferred share) and to the ordinary shares (R$ 1.482629283 per ordinary share), with due observation to the new structure of the corporate capital of the Company, resulting from the shares conversion process resolved on by the Executive Office on March 11, 2010, in accordance with the Notice to the Shareholders of the Conclusion of the Conversion Period on April 7, 2010. The Executive Committee was authorized to take all necessary measures to credit and actually pay the dividends to the Company's shareholders up to June 30, 2010.

4. Following the agenda, the shareholders, by majority decision, ratified the appointment of Mr. Alcides Casado de Oliveira Junior (sitting member) and Ms. Ana Amélia de Conti Gomes (deputy member) as members of the Board of Directors, both elected in the 76th Board of Directors Meeting, held on February 25, 2010, term of office until April 20, 2012.

5. The shareholders also ratified the current structure of the Board of Directors, as follows: (a) Ms. Angela Aparecida Seixas, as President of the Board of Directors; (b) Mr. Alcides Casado de Oliveira Júnior, as sitting member of the Board of Directors; (c) Ms. Andrea Elisabeth Bertone, as sitting member of the Board of Directors; (d) Ms. Stacey Grace Schrader, as sitting member of the Board of Directors; (e) Mr. Autaur Carrer, as sitting member of the Board of Directors; (f) Ms. Ana Amélia de Conti Gomes, as deputy member of the Board of Directors; and (g) Mr. Marco Antonio Leão, as deputy member of the Board of Directors.



Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

6. The shareholders, by majority decision, approved the annual global remuneration to the members of the Board of Directors, to the executive officers and to the members of the Audit Committee in the amount up to seven million, eight hundred fifty thousand reais (R$ 7,850,000.00), which will be distributed as follows: (a) up to two million and fifty thousand reais (R$ 2,050,000.00) to the Board of Directors; (b) up to five million and five hundred thousand reais (R$ 5,500,000.00) to the Executive Office; and (c) up to three hundred thousand reais (R$ 300,000.00) to the Audit Committee.

7. In view of the request to set up the Audit Committee of the Company under the applicable legislation currently in force, the Audit Committee was set up for the current fiscal year, being appointed the following members to the Audit Committee: Messrs. Jarbas T. Barsanti Ribeiro (elected by the controlling shareholder), Olavo Fortes Campos Rodrigues Junior (elected by the controlling shareholder) and François Moreau (elected by the minority shareholders), as sitting members of the Audit Committee; and Messrs. Marcelo Curti (deputy member to Jarbas T. Barsanti Ribeiro), Ricardo Luiz Leite (deputy member to Olavo Fortes Campos Rodrigues Junior) and Marcello Joaquim Pacheco (deputy member to François Moreau), as deputy members of the Audit Committee. The shareholders approved an individual, monthly, gross remuneration in the amount of eight thousand and nine reais and ninety-one cents (R$ 8,009.91) for each sitting member of the Audit Committee. The remuneration for each deputy member will be calculated based on the number of days in which the relevant deputy member was requested to replace his respective sitting member.

We remain at your entire disposal should you need any additional clarification on the matter.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. [signature]
Angela A. Seixas
President of Board of Directors